

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2024

Mark Boelke
Chief Financial Officer
Entravision Communications Corp
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, California 90404

      Re: Entravision Communications Corp
          10-K filed March 14, 2024
          10-Q filed May 2, 2024
          8-K filed May 2, 2024
          File No. 001-15997

Dear Mark Boelke:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology